UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                 __________

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                             (Amendment No. __)*

                             REALTY REFUND TRUST
                              (Name of Issuer)

               SHARES OF BENEFICIAL INTEREST WITHOUT PAR VALUE
                       (Title of Class of Securities)

                                  756125100
                               (CUSIP Number)

                               DANIEL BOCHNER
      9480 CHARLEVILLE BOULEVARD, #18, BEVERLY HILLS, CALIFORNIA 90212
                               (310) 276-9444
                   (Name, Address and Telephone Number of
          Person Authorized to Received Notices and Communications)

                               AUGUST 8, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
                                  Continued
CUSIP No. 756125100                                         Page 2 of 4 Pages

1    Name Of Reporting Person
     S.S. Or I.R.S. Identification No. Of Above Person

     DANIEL BOCHNER, ###-##-####

2    Check The Appropriate Box If A Member Of A Group*               (a) /__/
                                                                     (b) /__/
3    SEC Use Only

4    Source Of Funds*

     PF

5    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
     To Items 2(d) Or 2(e)                                               /__/

6    Citizenship Or Place Of Organization

     UNITED STATES OF AMERICA


    Number    |  7     Sole Voting Power
              |
   of Shares  |        79,200 SHARES
              |
 Beneficially |  8     Shared Voting Power
              |
   Owned By   |        0 SHARES
              |
     Each     |  9     Sole Dispositive Power
              |
   Reporting  |        79,200 SHARES
              |
    Person    |  10    Shared Dispositive Power
              |
     With     |        0 SHARES


11   Aggregate Amount Beneficially Owned By Each Reporting Person

     79,200 SHARES

12   Check Box If The Aggregate Amount In Row (11) Excludes Certain
     Shares*                                                             /__/

13   Percent Of Class Represented By Amount In Row (11)

     7.76 PERCENT

14   Type Of Reporting Person*

     IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
                                  Continued
CUSIP No. 756125100                                         Page 3 of 4 Pages


Item 1.   Security and Issuer

          This Schedule 13D relates to the shares of beneficial interest without par value ("Shares of Beneficial Interest") of Realty Refund Trust, an Ohio corporation (the "Issuer"), whose principal executive offices are located at 1385 Eaton Center, Cleveland, Ohio 44114.

Item 2.   Identity and Background

          (a)  The name of the undersigned is Daniel Bochner.

          (b)  The address of the undersigned is 9480 Charleville
Boulevard, #18, Beverly Hills, California 90212.

          (c)  The undersigned's sole present occupation is as an investor.

          (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The undersigned is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds or other consideration used in making the purchases was $594,000.00, all of which came from personal funds.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the Shares of Beneficial Interest was solely for investment.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number of shares of Shares of Beneficial Interest beneficially owned by the undersigned is 79,200, which represents 7.76% of all of the outstanding Shares of Beneficial Interest of the Issuer.

          (b) The undersigned has sole voting and dispositive power over all of the Shares of Beneficial Interest beneficially owned by the undersigned.

                                SCHEDULE 13D
                                  Continued
CUSIP No. 756125100                                         Page 4 of 4 Pages


          (c) The following table sets forth information with respect to all transactions by the undersigned of Shares of Beneficial Interest in the last 60 days, all of which were effected on the open market:

          Date of Purchase         No. of Shares            Price
          ================         =============            =====

              08/08/95                 3,000               $7.875
              08/09/95                 4,500               $7.750
              08/21/95                 7,000               $6.500
              08/22/95                 6,100               $6.250
              08/24/95                 1,500               $6.500
              08/25/95                 2,100               $5.875
              08/30/95                 2,000               $5.500
              09/06/95                 1,000               $5.875
              09/07/95                 1,000               $5.875

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Beneficial Interest owned by the undersigned.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The undersigned has no contracts, arrangements, understandings or relationships (legal or otherwise) with the Issuer.

Item 7.   Material to Be Filed as Exhibits

          No exhibits.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 3, 1995

                                    /S/  DANIEL BOCHNER
                                    ---------------------------------------
                                    DANIEL BOCHNER